MORRISON | FOERSTER

MORRISON & FOERSTER LLP
REGISTERED ASSOCIATED OFFICES OF
ITO & MITOMI

AIG BUILDING, 11TH FLOOR
1-3, MARUNOUCHI 1-CHOME
CHIYODA-KU, TOKYO 100-0005, JAPAN
TELEPHONE: +81 3 3214 6522 FACSIMILE: +81 3 3214 6512
WWW.MOFO.COM

モリソン・フォースター外国法事務弁護士事務所
伊藤 見富法律事務所
(外国法共同事業事務所)

〒100-000
東京都千代


05008074

May 10, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

East Japan Railway Company - 12g3-2(b) Exemption **(FILE NO. 82-4990)**

Ladies and Gentlemen:

In connection with the exemption of East Japan Railway Company (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. English translation of Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated Basis);

2. English translation of Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2005;

If you have any questions or requests for additional information, please do not hesitate to contact Fuyuo Mitomi of ITO & MITOMI, Japanese counsel to the Company, with offices at AIG Building, 11th Floor, 1-3, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005 Japan (telephone +813-3214-6522, facsimile +813-3214-6512). For your information, the division of the Company in charge of this matter is the Stockholder Relations Group, Administration Department (telephone +813-5334-1354, facsimile +813-5334-1358).

Very truly yours,

Ito & Mitomi

Enclosures

FILE No.
82-4990

(Translation)

Outline of the Non-Consolidated Financial Statements for the Fiscal Year ended March 31, 2005

April 27, 2005

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Mutsutake Otsuka, President and CEO
Head Office: Tokyo
Contact Person: Mitsuo Higashi, Director of Public Relations Department
Tel.: (03)5334-1300
Board Meeting Date: April 27, 2005
Interim Dividends: Applicable
Scheduled Date of Commencement of Dividend Payment: June 24, 2005
General Meeting of Shareholders: June 23, 2005
"Tangen" Unit Share System: Not Applicable

1. Business Results (April 1, 2004 through March 31, 2005)

(1) Results of Operations

* The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2005	¥1,883,182 million (0.7)%	¥310,686 million 1.0%	¥165,888 million (9.5)%
Year ended March 31, 2004	¥1,897,242 million (0.1)%	¥307,526 million 2.0%	¥183,209 million 11.7%

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2005	¥96,035 million (7.9)%	¥23,970.83	–	9.0%	2.6%	8.8%
Year ended March 31, 2004	¥104,319 million 20.0%	¥26,035.59	–	10.7%	2.9%	9.7%

(Notes)

1. *Average number of outstanding shares for each period:*
   Year ended March 31, 2005: 3,997,175
   Year ended March 31, 2004: 4,000,000
2. *Changes in accounting treatment: Applicable*
3. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the immediately preceding year.*

(2) Dividends

	Dividends per Share			Aggregate of Dividend Payments	Ratio of Dividends to Net Income	Ratio of Dividends to Shareholders' Equity
		Interim	Annual			
Year ended March 31, 2005	¥6,500.00	¥3,000.00	¥3,500.00	¥25,959 million	27.1%	2.4%
Year ended March 31, 2004	¥6,000.00	¥3,000.00	¥3,000.00	¥24,000 million	23.0%	2.3%

(3) Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At March 31, 2005	¥6,287,654 million	¥1,099,720 million	17.5%	¥275,077.57
At March 31, 2004	¥6,307,321 million	¥1,028,789 million	16.3%	¥257,153.14

(Notes)

1. *Total outstanding shares as of the end of each fiscal year:*
   Year ended March 31 ,2005: 3,997,055
   Year ended March 31, 2004: 4,000,000
2. *Total number of own stocks as of the end of each fiscal year:*
   Year ended March 31 ,2005: 2,945
   Year ended March 31, 2004: –

2. Forecast of Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Recurring Income	Net Income	Dividends per Share		
				Interim	Annual	
Interim	¥953,000 million	¥131,000 million	¥77,000 million	¥3,500.00	–	–
Annual	¥1,894,000 million	¥202,000 million	¥118,000 million	–	¥3,500.00	¥7,000.00

(Reference)
Estimated net income per share (annual): 29,521.740 yen

* Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.

(Translation)

Annual Report Release for the Fiscal Year ended March 31, 2005 (Consolidated Basis)

April 27, 2005

East Japan Railway Company
Code Number: 9020
(URL: http://www.jreast.co.jp/)

Listings:
Tokyo Stock Exchange (First Section)
Osaka Securities Exchange (First Section)
Nagoya Stock Exchange (First Section)

Representative: Mutsutake Otsuka, President and CEO
Head Office: Tokyo

Contact Person: Mitsuo Higashi, Director of Public Relations Department
Tel.: (03)5334-1300

Board Meeting Date: April 27, 2005

U.S. Standards of Accounting: Not Applicable

1. Consolidated Business Results (April 1, 2004 through March 31, 2005)

(1) Consolidated Results of Operations

* The figures are rounded down to the nearest one million yen.

	Operating Revenues	Operating Income	Ordinary Income
Year ended March 31, 2005	¥2,537,480 million (0.2)%	¥358,534 million 2.0%	¥212,339 million (5.8)%
Year ended March 31, 2004	¥2,542,297 million (0.9)%	¥351,419 million 2.4%	¥225,365 million 11.2%

	Net Income	Earnings per Share	Earnings per Share (fully diluted)	Ratio of Net Income to Shareholders' Equity	Ratio of Ordinary Income to Total Assets	Ratio of Ordinary Income to Operating Revenues
Year ended March 31, 2005	¥111,592 million (6.9)%	¥27,868.00	–	9.8%	3.1%	8.4%
Year ended March 31, 2004	¥119,866 million 22.3%	¥29,928.14	–	11.5%	3.3%	8.9%

(Notes)

1. *Investment profit and loss in equity method:*
   Year ended March 31, 2005 290 million yen
   Year ended March 31, 2004 351 million yen

2. *Average number of outstanding shares for each period (Consolidated basis) :*
   Year ended March 31, 2005 3,996,410
   Year ended March 31, 2004 3,999,235
3. *Changes in accounting treatment: Applicable*
4. *Percentages appearing under operating revenues, operating income, ordinary income and net income represent the ratio of increase/(decrease) compared to the immediately preceding year.*

(2) Consolidated Financial Condition

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Total Assets	Shareholders' Equity per Share
At March 31, 2005	¥6,716,268 million	¥1,183,545 million	17.6%	¥296,105.99
At March 31, 2004	¥6,781,692 million	¥1,100,175 million	16.2%	¥275,052.28

(Note)

Total outstanding shares as of the end of each fiscal year (Consolidated basis):
Year ended March 31, 2005: 3,996,290
Year ended March 31, 2004: 3,999,235

(3) Consolidated Cash Flows

	Cash Flow by Operating Activities	Cash Flow by Investing Activities	Cash Flow by Financing Activities	Balance of Cash and Cash Equivalents at End of Year
Year ended March 31, 2005	¥407,736 million	¥(214,948) million	¥(209,041) million	¥66,781 million
Year ended March 31, 2004	¥387,060 million	¥(234,591) million	¥(196,192) million	¥82,935 million

(4) Object of Consolidation and Application of Equity Method

Number of consolidated subsidiaries: 92
Number of non-consolidated subsidiaries to which equity method is applicable: 0
Number of affiliated companies to which equity method is applicable: 2

(5) Changes in Scope of Consolidation and Application of Equity Method

Consolidated: 1 (new), 7 (excluded)
Equity method: 0 (new), 0 (excluded)

2. Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
Interim	¥1,282,000 million	¥151,000 million	¥87,000 million
Annual	¥2,568,000 million	¥249,000 million	¥140,000 million

(Reference)
Estimated earnings per share (annual): 35,032.49 yen

* Please note that the Forecast of Business Results as mentioned above is based on certain assumptions that we currently deem reasonable, and that the actual results may change according to various factors.